January 11, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:          Cistera Networks, Inc.
Registration Statement on Form SB-2
(File No. 333-127800)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities and Exchange Commission's General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests the Registration Statement referred to above be declared effective at 9:00 A.M., Washington, D.C. time, on January 15, 2008, or as soon thereafter as practicable.

Very truly yours,

Cistera Networks, Inc.

By: /s/ Derek Downs
Derek Downs,
President and Chief Executive Officer